February 19, 2008
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Mr. Todd K. Schiffman, Esq.
Assistant Director
Office of Financial Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Federal National Mortgage Association
Form 10-K for Fiscal Year Ended December 31, 2006
Filed August 16, 2007
Form 10-Q for Quarterly Period Ended September 30, 2007
Filed November 9, 2007
File No. 000-50231
Dear Mr. Schiffman:
On behalf of our client, the Federal National Mortgage Association (“Fannie Mae”), we are submitting this letter in response to the comments contained in the Staff’s letter of February 12, 2007 (the “Comment Letter”), regarding Fannie Mae’s Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”) and Form 10-Q for the quarterly period ended September 30, 2007 (the “Third Quarter 2007 Form 10-Q”). As previously discussed with the Staff, this letter contains both Fannie Mae’s responses to the Staff’s comments and draft disclosures that are proposed to be included in Fannie Mae’s Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”).
In order to facilitate the Staff’s review of this letter, the order of the responses corresponds to the order of the Staff’s comments and follows the same numbering. For ease of reference, we have used letters to identify the bullets or sub-sections of comments. In addition, Fannie Mae has included Exhibit I (“Exhibit I”), which contains the proposed disclosures that were contained in Appendix A (“Appendix A”) to its response letter dated January 22 (the “January 22 Letter”) relating to Statement of Position No. 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (“SOP 03-3”), and, as appropriate, selected credit-related disclosures, with revisions necessary to respond to the Staff’s comment letter of February 12, 2007. Please note that the revisions in Exhibit I also reflect revisions that Fannie Mae has made to Appendix

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A since it was submitted to the Staff with the January 22 Letter, as Fannie Mae has been drafting its 2007 Form 10-K concurrently with the Staff’s review. Fannie Mae has not eliminated any of the disclosures that were included in Appendix A in response to the Staff’s prior comments. Fannie Mae, however, has reordered these disclosures, primarily to consolidate its disclosures describing the impact of SOP 03-3 on its 2007 financial results in the “Consolidated Results of Operations” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In reviewing the draft disclosures, please note that all numbers reflected in this letter and in Exhibit I are preliminary and, accordingly, may change in the 2007 Form 10-K, as Fannie Mae’s audited financial results for the year ended December 31, 2007 have not been finalized as of the date of this submission.
Form 10-K for the Fiscal Year ended December 31, 2006
Item 1. Business
Single-Family Credit Guaranty, page 6
1. Please refer to your response to comment 11 in our letter dated December 18, 2007.
a.	In your response to comment 11, you imply that if loans purchased from MBS trusts due to a material breach of a representation or warranty are Seriously Delinquent Loans, then they are in the scope of SOP 03-3, and you recognize a loss. Please confirm whether this is your policy. If it is, please revise to disclose this policy and how you account for the subsequent return to the lender.
This confirms that Fannie Mae’s policy is that if it purchases a seriously delinquent loan from an MBS trust and the loan is classified as held for investment, then the loan is in the scope of SOP 03-3 (regardless of whether the loan was purchased due to a material breach of a representation or warranty or another call option) and Fannie Mae records the loan at the lower of the acquisition price or fair value. Fannie Mae’s policy excludes from the scope of SOP 03-3 loans classified as held for sale in accordance with SOP 03-3, paragraph 03.b.
Fannie Mae typically does not purchase loans from MBS trusts pursuant to the call option for a material breach of a representation or warranty. Of the approximately $85 million and $3 million of unpaid principal balance of loans that Fannie Mae purchased for its portfolio pursuant to this call option in 2007 and 2006, respectively, none were seriously delinquent and accordingly, none were in the scope of SOP 03-3. Instead, when Fannie Mae determines that there has been a material breach of a representation or warranty by a lender-servicer, Fannie Mae typically exercises its rights by requiring the lender-servicer to repurchase the loan from the MBS trust in accordance with the terms of its mortgage servicing contract.
As indicated, Fannie Mae does not typically purchase loans for its portfolio as a result of a material breach of a representation or warranty with the intention of transferring the loan to the lender. In the very unusual circumstance that Fannie Mae purchases a loan for its portfolio as a result of a material breach of a representation or warranty, those loans generally are subject to an indemnification agreement under which the lender-servicer will make Fannie Mae whole for any

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losses that Fannie Mae may sustain over the remaining life of the loans. Accordingly, Fannie Mae classifies these loans as held for investment because Fannie Mae has the intent and ability to hold these loans for the foreseeable future. These loans are generally excluded from the scope of SOP 03-3 if the loans are not more than three months past due at the time of acquisition. While Fannie Mae holds these loans in its portfolio, they are subject to its allowance for loan losses process, but Fannie Mae reduces any allowance for the estimated indemnity proceeds.
Given the immaterial amount of Fannie Mae loan purchases into its portfolio as a result of a material breach of a representation or warranty (compared to over $6 billion and $4 billion in 2007 and 2006, respectively, of loans purchased from MBS trusts that were within the scope of SOP 03-3), Fannie Mae respectfully submits that disclosure, other than clarifying its policy, is not necessary or appropriate under the circumstances. Fannie Mae will comply with the Staff’s comment by clarifying its policy in the “Notes to the Consolidated Financial Statements—Note 1, Summary of Significant Accounting Policies” as set forth below:
When, for a loan that will be classified as held for investment, there is evidence of credit deterioration subsequent to the loan’s origination and it is probable, at acquisition, that we will be unable to collect all contractually required payments receivable, ignoring insignificant delays in contractual payments, we record the loan at the lower of the acquisition price or fair value. These loans are within the scope of SOP 03-3. Each acquired loan that does not meet these criteria is recorded at the loan’s acquisition price.
b.	Tell us whether such loans are classified as held for sale until they are transferred back to the lender and if so, how you considered the guidance of paragraph 03.b of SOP 03-3.
Please refer to the response to comment 1a above.
c.	Please revise to clearly disclose which party is ultimately responsible for losses on loans purchased from MBS trusts due to a material breach of a representation or warranty.
Please refer to the response to comment 1a above.
Loan Standards, page 12
2.	You disclose that the Charter Act generally requires credit enhancement on any conventional single-family mortgage loan that you purchase or securitize if it has a loan-to-value ratio over 80% at the time of purchase. You make a similar disclosure in note 18 on page F-76.
•	Please revise to disclose the facts and circumstances when you purchase or securitize a loan with a loan-to-value ratio over 80% without requiring credit enhancement.

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•	Separately quantify the amount of such loans in your portfolio and in the trusts you guarantee.
Fannie Mae has separate authority under the Charter Act to acquire home improvement loans and loans secured by manufactured housing without obtaining credit enhancement. Although these loans are often described as “conventional mortgage loans,” the Charter Act treats them as a separate class of loans. Each of these lines of business is a very small portion of its business. From 2004 to 2007, acquisitions of home improvement loans and manufactured housing loans never exceeded 0.0001% and 0.52%, respectively, of its total acquisitions for that year and, from 2003 to 2007, its total book of home improvement loan and manufactured housing loan business never exceeded 0.00012% and 0.51%, respectively, of its total mortgage credit book of business. All other conventional mortgage loans purchased or securitized by Fannie Mae with an original loan-to-value ratio over 80% have credit enhancement in accordance with the requirements of the Charter Act. Fannie Mae will clarify this distinction in the 2007 Form 10-K and comply with the Staff’s comment by revising “Our Business—Our Charter and Regulation of Our Activities—Charter Act—Loan Standards—Loan-to-Value and Credit Enhancement Requirements” to read as follows:
The Charter Act generally requires credit enhancement on any conventional single-family mortgage loan that we purchase or securitize if it has a loan-to-value ratio over 80% at the time of purchase. We also do not purchase or securitize subordinate single-family mortgage loans when the combined loan-to-value ratio exceeds 80%, unless the subordinate mortgage loan has credit enhancement in accordance with the requirements of the Charter Act. In addition, our charter generally requires that conventional single-family mortgage loans that we purchase or that back Fannie Mae MBS with loan-to-value ratios above 80% at acquisition be covered by one or more of the following: (i) primary mortgage insurance; (ii) a seller’s agreement to repurchase or replace any mortgage loan in default (for such period and under such circumstances as we may require); or (iii) retention by the seller of at least a 10% participation interest in the mortgage loans. ~~Credit enhancement may take the form of insurance or a guaranty issued by a qualified insurer, a repurchase arrangement with the seller of the loans or as seller-retained loan participation interest.~~ We do not adjust the loan-to-value ratio of loans bearing credit enhancement to reflect that credit enhancement. Regardless of loan-to-value ratio, the Charter Act does not require us to obtain credit enhancement to acquire two types of loans that are often described as “conventional mortgage loans”: home improvement loans and loans secured by manufactured housing.
Fannie Mae supplementally advises the Staff that it does not obtain credit enhancement if it holds the first mortgage loan and the subordinate loan amount held by a third-party causes the combined LTV ratio to exceed 80%, as long as the LTV ratio for the first mortgage loan amount is 80% or less.

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3.	Please revise to disclose how you treat the credit-enhanced portion of the loan in your loan-to-value (LTV) calculation. For example, if you have $100,000 loan with a 100% LTV and mortgage insurance for $20,000, disclose whether this is reflected in your calculation as a $100,000 loan with a 80% LTV, a $100,000 loan with a 100% LTV or some other characterization.
As indicated in the next-to-last sentence of the proposed disclosure set forth in the response to comment 2 above, Fannie Mae does not include credit enhancement in calculating LTV. Thus, if Fannie Mae has a $100,000 loan with a 100% LTV and $20,000 of mortgage insurance, Fannie Mae describes that as a $100,000 loan with a 100% LTV.
4.	Please address the following:
•	Please revise to disclose if you purchase second mortgage loans, “piggyback” loans or any other loans which result in a total loan-to-value over 80% (on an individual borrower basis) without credit enhancement.

•	If you do purchase second mortgage or “piggyback” loans, please clearly disclose the amount of such purchases during each period, as well as the amount of such loans you held as of each balance sheet date presented.

•	For your purchases of second mortgages or “piggyback” loans, clearly disclose the extent to which you own the first mortgage of the same borrower.
With respect to the first bullet point of this comment, as stated in the second sentence of the proposed disclosure set forth in the response to comment number 2 above, Fannie Mae does not purchase or securitize subordinate single-family loans (which include any loans commonly referred to as “piggyback” loans) when the combined loan-to-value ratio exceeds 80% without obtaining credit enhancement that meets the requirements of the Charter Act.
With respect to the second bullet point, please be advised that the subordinate mortgage loans Fannie Mae purchased during each of 2007, 2006 and 2005 totaled less than 0.5% of its conventional single-family business volume during each of those years. The amount of subordinate loans that Fannie Mae held as of December 31, 2007, 2006 and 2005 also totaled less than 0.5% of its conventional single-family mortgage credit book of business as of each of those dates.
With respect to the third bullet point, please be advised that the extent to which Fannie Mae held both a first mortgage loan and a subordinate mortgage loan from the same borrower on a single property as of December 31, 2007, 2006 and 2005 totaled less than 0.5% of its conventional single-family mortgage credit book of business.
Accordingly, Fannie Mae believes that including (1) the amount of its purchases of subordinate loans during each of the periods presented, (2) the amount of subordinate loans it held as of each balance sheet date presented or (3) the extent to which it owned the first and second mortgages of the same borrower as of each balance sheet date presented is immaterial and, as such, not

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meaningful to an investor’s understanding of its portfolio’s credit risk position. For example, if Fannie Mae were to attempt to add this information as line items to the table entitled “Risk Characteristics of Conventional Single-Family Business Volume and Mortgage Credit Book of Business” in its 2007 Form 10-K (which appeared as Table 35 of its 2006 Form 10-K), each of these items of information would appear as a dash in the table, because the applicable amounts would round down to zero percent.
For these reasons, Fannie Mae respectfully submits that the disclosure requested in the second and third bullets of this comment be addressed by adding the following disclosure to footnote 1 of the table entitled “Risk Characteristics of Conventional Single-Family Business Volume and Mortgage Credit Book of Business” in “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Mortgage Credit Risk Management—Portfolio Diversification and Monitoring”:
We purchase primarily conventional single-family fixed-rate or adjustable-rate, first lien mortgage loans, or mortgage-related securities backed by these types of loans. Subordinate mortgage loans constituted less than 0.5% of our conventional single-family business volume in each of 2007, 2006 and 2005, as well as less than 0.5% of our single-family mortgage credit book of business as of December 31, 2007, 2006 and 2005.
5.	Please revise to clearly disclose how you reflect these second or “piggyback” loans in your calculation of loan-to-value ratios, whether the second or “piggyback” loan is held by you or by a third party. Separately clarify how your ratio reflects situations where you hold both the primary and second mortgage or only one of the two.
Fannie Mae includes subordinate mortgages that it owns or guarantees in its original LTV ratio and estimated mark-to-market LTV ratio calculations in the table entitled “Risk Characteristics of Conventional Single-Family Business Volume and Mortgage Credit Book of Business” that appears in “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Mortgage Credit Risk Management—Portfolio Diversification and Monitoring” unless it also owns the first mortgage loan on the applicable property. The values included in the calculations are based on the unpaid principal balance of the subordinate mortgage loans and the value of the properties securing the subordinate mortgage loans at the time of origination. If Fannie Mae has also purchased or securitized the first mortgage loan, the values included in these calculations reflect only the unpaid principal balance of the first mortgage loan. As of December 31, 2007, the subordinate mortgage loans that Fannie Mae had purchased or securitized constituted less than 0.5% of its total single-family mortgage credit book of business.
Fannie Mae does not include subordinate mortgage loans held by third parties in its original LTV ratio or estimated mark-to-market LTV ratio calculations in the table entitled “Risk Characteristics of Conventional Single-Family Business Volume and Mortgage Credit Book of Business” that appears in “Item 7— Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Mortgage Credit Risk Management—Portfolio Diversification and Monitoring.” Further, although Fannie Mae does

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have data on third-party subordinate financing on a property securing its first mortgage loan at the time it acquires the first mortgage loan, it is not able to track whether a borrower obtains subordinate financing after it acquires the first mortgage loan. To address the Staff’s comment, Fannie Mae plans to include the following disclosure regarding subordinate loans held by third parties in the 2007 Form 10-K:
Subordinate loans held by third parties are not reflected in the original LTV or mark-to-market LTV ratios in Table 40 above. The rapid rate of home price appreciation in the years prior to 2007 led to an increased percentage of borrowers obtaining subordinate financing to purchase a home as a means of avoiding paying primary mortgage insurance.  Although only 10% of our conventional single-family mortgage credit book of business had an original average LTV ratio greater than 90% as of December 31, 2007, we estimate that 15% of our conventional single-family mortgage credit book of business had an original combined average LTV ratio greater than 90%.  The combined LTV ratio is a property’s LTV ratio taking into account both primary and subordinate financing on the property. Subordinate financing on a property increases the level of credit risk because it reduces the borrower’s equity in the property and may make it more difficult for a borrower to refinance. Our original combined average LTV ratio data is limited to subordinate financing reported at the time of origination of the first mortgage loan.
Financial Statements
Consolidated Balance Sheet, page F-3
6.	Please refer to comment 7 in our letter dated December 18, 2007. Please revise to disclose the typical terms of your advances to lenders.
In the 2007 Form 10-K, Fannie Mae will comply with the Staff’s comment by adding the following description of advances to lenders to “Note 1, Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements:
We individually negotiate early lender funding advances with our lender customers. Early lender funding advances have terms up to 60 days and earn a short-term market rate of interest.

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Consolidated Statements of Income, page F-4
7.	We note your proposed disclosures to be made in response to comment 1 of our letter dated December 18, 2007, including your proposed disclosure on page A-15. In light of the nature and increasing amount of the accretable yield, which represents the difference between the “Initial investment in acquired loans at acquisition” and the “Cash flows expected to be collected at acquisition”, please revise your MD&A sections regarding interest income and net interest income to clearly disclose the amount of accretable yield from SOP 03-3 that is recognized as interest income for each of the periods presented. Separately quantify this amount in a footnote to the table that includes the analysis of net interest income and yield, and provide a footnote to your rate-volume table to quantify the impact.
In the 2007 Form 10-K, Fannie Mae will comply with the Staff’s comment by adding the following footnote to the “Mortgage loans” line in its “Analysis of Net Interest Income and Yield” table and in its “Rate/Volume Analysis of Net Interest Income” table that appear in “Item 7— Management’s Discussion and Analysis of Financial Condition and Results of Operations”:
Includes interest income related to SOP 03-3 loans of $[ ] million, $[ ] million and $[ ] million for the years ended December 31, 2007, 2006 and 2005, respectively.
Consolidated Statements of Cash Flow, page F-5
8.	Please refer to comment 9 in our letter dated December 18, 2007. Please provide us with your proposed revised presentation of the statement of cash flows and reconcile the changes in loans held for sale to these amounts for all periods presented.
In the 2007 Form 10-K, Fannie Mae will comply with the Staff’s comment by changing and including additional captions on the face of the consolidated cash flow statement that will principally permit a reconciliation of changes in loans held for sale during the year from the face of the cash flow statement. However, there are other types of non-cash activities impacting loans held for sale, and based on the immaterial size of some of those activities. Fannie Mae respectfully submits that none of these activities warrant additional captions on the face of the consolidated cash flow statement.
Fannie Mae is supplementally providing, for the information of the Staff, the following table, which includes: (i) captions from the consolidated cash flow statement, including new and revised non-cash captions added for transparency; and (ii) for illustrative purposes, the change in loans held for sale on the face of the consolidated balance sheet.

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	2006	2005
	(Dollars in millions)
Cash flows provided by operating activities:
Purchases of loans held for sale	$(28,356)	$(26,562)
Proceeds from repayments of loans held for sale	606	1,307
Proceeds from sales of loans held for sale	—	51
Non-cash activities:
Securitization-related transfers from mortgage loans to investments in securities	25,924	23,769
Net transfers of loans held for sale to loans held for investment	1,961	3,208
Net deconsolidations — transfers from mortgage loans to securities	79	5,086

Total Loans Held for Sale Activity-Statement of Cash Flows	214	6,859
Other non-cash activity	(18)	(202)

Total Change in Loans Held for Sale	$196	$6,657

Balance Sheet – Change in Loans Held for Sale:
Beginning Balance	$5,064	$11,721
Ending Balance	4,868	5,064

Change during the year	$196	$6,657

As noted above, the amount not identified on the face of the consolidated statement of cash flows primarily relates to other non-cash consolidation activities.
Form 10-Q for the Quarterly period ended September 30, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Losses on Certain Guaranty Contract, page 17
9.	Please refer to comment 16 in our letter dated December 18, 2007. For purposes of greater transparency, please revise to disclose the relationship between the guaranty loss recorded at inception and your estimate of credit losses from the guaranty contract as explained in your response.
In its 2007 Form 10-K under “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Fair Value of Financial Instruments—Fair Value of Guaranty Assets and Guaranty Obligations—Effect of Losses on Certain Guaranty Contracts,” Fannie Mae will identify the estimation of the fair value of its guaranty contracts at inception as a critical accounting policy. Fannie Mae will comply with the Staff’s comment by including in this section the following disclosure, which explains the relationship between the guaranty loss recorded at inception and its estimate of credit losses from guaranty contracts.
The fair value of our guaranty obligations consists of compensation to cover estimated default costs, including estimated unrecoverable principal and interest that will be incurred over the life of the underlying mortgages backing our Fannie Mae MBS, estimated foreclosure-related costs, estimated administrative and other

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costs related to our guaranty, and an estimated market rate of return, or profit, that a market participant would require to assume the obligation. As described in “Notes to Consolidated Financial Statements—Note 1, Summary of Significant Accounting Policies,” if the fair value at inception of the guaranty obligation exceeds the fair value of the guaranty asset, we recognize a loss in “Losses on certain guaranty contracts” in our consolidated statements of operations. Over time, we recognize credit losses on the loans underlying a guaranty contract as those losses become incurred. Those incurred losses may equal, exceed or be less than the expected losses we estimated as a component of our guaranty obligation at inception of the guaranty contract. We recognize incurred losses as a part of our provision for credit losses and as foreclosed property expense.
10.	Please address the following regarding your disclosure on page 17 that you recognize an immediate loss on new guaranteed Fannie Mae MBS issuances when your expectation of returns is below what you believe a market participant would require for that credit risk inclusive of a reasonable profit margin.
a.	Tell us how you considered the guidance of paragraph 9a of FIN 45, which indicates that the liability recognized at inception of the guarantee should be the premium received or receivable by the guarantor.
We refer the Staff to the telephone conversation on February 14, 2008 between the Staff and the undersigned for the response to this comment.
b.	Tell us whether you plan to make any changes in how you determine the fair value of the liability upon your adoption of SFAS 157.
Fannie Mae does not expect to change how it determines the fair value of its guaranty obligation liability as a result of the adoption of SFAS 157, and related (including proposed) FASB Staff Positions. As such, Fannie Mae expects to continue recognizing a loss at the inception of a guaranty contract when the fair value of the guaranty obligation exceeds the fair value of the compensation received.

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Credit-Related Expenses, page 23
11.	In your response to comment 17b, you indicate that there are certain additional circumstances permitting you to repurchase loans that you believe are likely to occur infrequently. Tell us the nature of those additional circumstances and the number of times they have occurred during the past three years.
As indicated in Fannie Mae’s prior response, Fannie Mae’s trust agreements permit it to purchase loans under circumstances that occur infrequently. The additional circumstances under which the Single-Family Trust Agreement, in effect since June 1, 2007, explicitly provide Fannie Mae with the option, but the not the obligation, to purchase a mortgage loan are:
•	if a bankruptcy court approves a plan that affects the key terms of the mortgage loan;

•	if complying with state or federal law would require a modification of the mortgage loan;

•	if the related mortgaged property has suffered damage as a result of a disaster, terrorist attack, or other catastrophe and has suffered at least a 5% reduction in the value of the property;

•	if the mortgage loan is no longer secured by the related mortgaged property; or

•	if removal of the mortgage loan is needed to preserve the fixed investment trust status of the MBS trust for federal income tax purposes.
The additional purchase options set forth above were not available until June of 2007. As indicated in Fannie Mae’s prior response to the Staff, through June 30, 2007, which was the end of the first month during which Fannie Mae’s new master trust agreement for its single-family MBS was effective, Fannie Mae recorded information about its purchases of loans from MBS trusts on an aggregate basis, without tracking the reason for the loan purchase. Also, as indicated in that response, since July 1, 2007, Fannie Mae does not track the total number or dollar amount of loans it has the option to purchase under its trust documents. As a result, Fannie Mae is not able to provide the number of times during the past three years that it purchased a loan from one of its MBS trusts for one of the listed reasons. Since July 1, 2007, however, Fannie Mae has tracked the total number and dollar amount of single-family loans it purchased from its MBS trusts and the number and dollar amount of single-family loans it purchased because of a loan’s delinquency status, whether or not foreclosure has already occurred. Purchases from MBS trusts for reasons other than a loan’s delinquency status, including the reasons listed above, were only approximately 2% of all purchases. Because loan purchases from MBS trusts for reasons other than delinquency status represent only a minority of all purchases that Fannie Mae has made from its MBS trusts, Fannie Mae respectfully submits that additional disclosure about these purchase options is immaterial and therefore should not be required.

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12.	We note your response to comment 17c, including your proposed disclosures. Please revise your proposed disclosures to separately quantify as a percent the amount of loans which you had the option to repurchase but had not repurchased compared to the total amount of loans outstanding in the trusts as of September 30, 2007 and December 31, 2007. Please continue this disclosure in future filings.
As indicated in the response to comment 11 and in the response to comment 17c of the January 22 Letter, Fannie Mae does not track, and has never tracked, the total number or dollar amount of loans it has the option to purchase under its trust documents. As a result, Fannie Mae is not able to calculate the percentage of loans that it had the option to purchase under its trust documents but had not purchased, compared with the total amount of loans outstanding as of September 30, 2007 and December 31, 2007.
The substantial majority of the loans Fannie Mae purchases from MBS trusts are severely delinquent loans. Fannie Mae records information about its seriously delinquent loans (loans when a borrower has missed three or more consecutive monthly payments, and the loan has not been brought current or extinguished through foreclosure, payoff or other resolution of the default and any loan referred to foreclosure) as of the end of each quarter. Based on its experience, Fannie Mae respectfully submits that the seriously delinquent loans, which it tracks, represent an approximation of the number of loans Fannie Mae could have purchased. Since July 1, 2007, approximately 98% of loans purchased from MBS pools were seriously delinquent. Fannie Mae believes that the serious delinquency rate for loans in MBS trusts provides relevant information about the percentage of the total amount of loans outstanding that are potentially within the scope of SOP 03-3.
Accordingly, Fannie Mae will comply with the Staff’s comment in its 2007 Form 10-K by including the language contained in Exhibit I under “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Results of Operations—Credit-Related Expenses,” and which is set forth below:
For the quarters ended September 30, 2007 and December 31, 2007, the serious delinquency rate for loans in MBS trusts was 0.47% and 0.67%, respectively.
Fannie Mae will, for each subsequent quarter on a lagged quarter basis, report the serious delinquency rate for loans in its MBS trusts.
For the reasons provided, Fannie Mae does not believe that any additional disclosure relating to this matter is necessary or appropriate under these circumstances.

U.S. Securities and Exchange Commission
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13.	In your proposed disclosure on page A6 in response to comment 18f of our letter dated December 18, 2007, you state that in July 2007 you concluded that your model-based estimates of fair value for delinquent loans were no longer aligned with the market prices of the loans. Given that market data appears to be available for loans similar to the ones you purchase from the MBS trusts, please tell us why you were not using this information historically, as opposed to relying solely on your internal models. Additionally, please tell us to what extent you historically tested your models to ensure that the fair values obtained were not inconsistent with the market prices for these loans.
Since Fannie Mae was engaged in a multi-year restatement in 2006, it did not implement its January 1, 2005 adoption of SOP 03-3 until it was preparing its 2005 financial statements in March 2007. When it implemented SOP 03-3, it adopted a model based valuation approach, which included market inputs. The model approach was adopted because there were no quoted market prices available for delinquent loans or quoted market prices of financial instruments with similar characteristics within the meaning of paragraph 11 of FAS 107. At the time it adopted the model in March 2007, Fannie Mae benchmarked its model results to indicative dealer bids as of January 1, 2005 and concluded that its model produced values that were consistent with indicative bids as of January 1, 2005 and, therefore, reflected fair value. Since Fannie Mae’s understanding of structural mortgage market fundamentals did not change between January 1, 2005 and the end of the second quarter of 2007, Fannie Mae believes that its model produced representative results.
In July 2007, Fannie Mae observed certain key data points, as discussed in the January 22 Letter, that suggested that structural changes were occurring in the mortgage market. Based on the disruption in the overall mortgage market, Fannie Mae once again benchmarked its modeled values using indicative bids from dealers on specified seriously delinquent loan pools. This benchmarking revealed that its model, while consistent with observed severity and default trends in its underlying guaranteed loan portfolio, were no longer consistent with dealer estimates of value. Based on analysis of the dealer bids available, it appeared that the divergence in modeled results and indicative dealer bids was due to an increasing portion of dealer values being affected by a rapidly increasing required rate of return for liquidity risk and overall mortgage market uncertainty. In Fannie Mae’s view, the only means of responding to such structural changes was to resort directly to indicative, not transacted, dealer bids, rather than continue to use its model.

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14.	We note your proposed disclosure related to your response to comment 19 of our letter dated December 18, 2007. While such disclosures are helpful, in light of your recent shift in practice to delay or cease exercising your option to purchase the loan prior to your contractual requirement to repurchase, we believe that certain additional information is relevant to understanding the trends you are experiencing in your credit losses as well as to understanding the expected impact to your future results of operations and liquidity. Therefore, please address the following:
a.	Please revise to disclose your cure rates for each of the four quarters of 2007.
Fannie Mae proposes to enhance the cure rate disclosures in two significant ways. First, Fannie Mae will subdivide the cure rate to reflect the cure rate for loans that have not been modified and the cure rate for loans that have been modified. Second, Fannie Mae will add an additional table that presents the status of the loans purchased from MBS trusts as of the end of the year or quarter in which the loans were purchased. As explained in the proposed disclosure following the table, the cure rate for each year represents the cumulative status as of December 31, 2007 of delinquent loans purchased from MBS trusts during each of the periods presented. These statistics are dynamic and are likely to change as of each reported date, particularly for more recent loan purchases, because there has only been a limited amount of time to implement a workout solution, if necessary, for a loan that has been purchased. In addition, there has not been sufficient time to assess the loan performance subsequent to the implementation of the workout solution. This assessment generally requires at least 18 to 24 months. Based on Fannie Mae’s experience, the cumulative cure rates of these loans generally do not vary significantly once 18 to 24 months have passed from the time of the loan modification or purchase. Because of the limited time period available to assess the performance of loans purchased during 2007, Fannie Mae believes it is appropriate to provide comparative data that allows investors to compare the cumulative cure rates as of December 31, 2007 to the cure rates as of the end of the year or the quarter in which the loans were purchased.
Fannie Mae will augment this data with a qualitative discussion of the material limitations of the quantitative information. The qualitative disclosure, which Fannie Mae proposes to present following the table below, provides cautionary language that explains to investors that the re-performance data for 2007, and, to a lesser extent, 2006 loan purchases should not be viewed as necessarily indicative of the ultimate performance of these loans because of the abbreviated period of time available to assess the performance of these loans compared with the more extended period of time available to assess the performance of loans purchased in years prior to 2006. Based on preliminary information that is subject to change as Fannie Mae continues to collect and verify this information, Fannie Mae advises the Staff that, as of December 31, 2007, 44% of mortgage loans purchased from its MBS trusts during 2007 had cured.

U.S. Securities and Exchange Commission
February 19, 2008

Fannie Mae will comply with the Staff’s comment in its 2007 Form 10-K by including the disclosure contained in Exhibit I under “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Results of Operations—Credit-Related Expenses,” and which is set forth below:
The table below compares the status of delinquent single-family loans purchased from MBS trusts during the years 2003 to 2006 and during each of the quarters of 2007 as of December 31, 2007 to the status of these loans as of the end of each respective period in which the loan was purchased. Because of the significant lag between the time a loan is purchased from an MBS trust and the conclusion of the delinquent loan resolution process, we believe there are inherent limitations in the re-performance statistics presented in the table below. In our experience, it generally takes at least 18 to 24 months to assess the ultimate re-performance of a delinquent loan. Accordingly, these statistics are likely to change, perhaps materially, particularly for more recent loan purchases because we would have not had sufficient time to implement a workout solution to resolve the default under the loan if the borrower does not bring the loan current or to assess the performance of a loan that is modified. As a result, we believe the re-performance rates as of December 31, 2007 for delinquent loans purchased from MBS trusts during 2007, and, to a lesser extent, 2006 may not be indicative of the ultimate long-term performance of these loans because there has only been a limited amount of time both to implement a workout solution, if necessary, and to assess the loan performance subsequent to the implementation of the workout solution. Moreover, our cure rates may be affected by changes in our loss mitigation efforts and delinquent loan purchase practices.

U.S. Securities and Exchange Commission
February 19, 2008

Re-performance Rates of Delinquent Single-Family Loans Purchased from MBS Trusts(1)

	Status as of December 31, 2007
	2007(2)
	Q4	Q3	Q2	Q1	2007(2)	2006(2)	2005	2004	2003
Cured without modification (3)
Cured with modification (4)
Total cured
Defaults(5)
90 days or more delinquent
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

	Status as of the End of Each Respective Period
	2007(2)
	Q4	Q3	Q2	Q1	2007(2)	2006(2)	2005	2004	2003
Cured without modification (3)
Cured with modification (4)
Total cured
Defaults(5)
90 days or more delinquent
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

(1)	Re-performance rates calculated based on number of loans.

(2)	In our experience, it generally takes at least 18 to 24 months to assess the ultimate performance of a delinquent loan. Accordingly, the disclosed statistics as of December 31, 2007 for delinquent loans purchased during 2007 and, to a lesser extent, 2006 are not necessarily indicative of the ultimate performance of these loans and are likely to change, perhaps materially, in future periods.

(3)	Loans classified as cured without modification consist of the following: (1) loans that are brought current without modification; (2) loans that are paid in full; (3) loans that are repurchased by lenders; (4) loans that have not been modified but are returned to accrual status because they are less than 90 days delinquent; (5) loans for which the default is resolved through long-term forbearance; and (6) loans for which the default is resolved through a repayment plan.

(4)	Loans classified as cured with modification consist of loans that are brought current or are less than 90 days delinquent as a result of resolution of the default under the loan through the following: (1) a modification that does not result in a concession to the borrower; or (2) a modification that results in a concession to a borrower, which is referred to as a troubled debt restructuring.

(5)	Consists of foreclosures, preforeclosure sales, sales to third parties and deeds in lieu of foreclosure.
The substantial majority of the loans reported as cured in the table above represents loans for which we believe it is probable that we will collect all of the original contractual principal and interest payments because one or more of the following has occurred: the borrower has brought the loan current without servicer intervention; the loan has paid off; the lender has repurchased the loan; or we have resolved the loan through modification, long-term forbearances or repayment plans. Modifications include troubled debt restructurings, which result

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in concessions to borrowers, and other modifications to the contractual terms of the loan. A troubled debt restructuring is the only situation in which we do not expect to collect the full original contractual principal and interest amount, although other resolutions and modifications may result in our receiving the full amount due under the loan over a period of time that is longer than the period of time originally provided for under the loan. Of the percentage of loans reported as cured for 2007, 2006, 2005, 2004 and 2003, approximately [___]%,17%, 4%, 3% and 2%, respectively, represent troubled debt restructurings where we have provided a concession to the borrower. See “Notes to Consolidated Financial Statements—Note 3, Mortgage Loans” for additional information on impairment losses recognized on troubled debt restructurings.
b.	Please revise your proposed disclosure to clarify the extent to which “cured” loans represent loans for which you will ultimately collect the present value of the full original contractual principal and interest payments. If not, explain the extent to which other situations are included in this category, including modifications where you will receive less than the full original contractual principal and interest.
Fannie Mae will comply with the Staff’s comment by including the requested information in the proposed disclosures presented in response to comment 14a, above. As indicated in the table above, the term “cured” is defined as: (1) loans that are current; (2) loans that are paid in full; (3) loans that are repurchased by lenders; and (4) loans that Fannie Mae returns to accrual status because they are less than 90 days delinquent. Fannie Mae classifies loans as current when a borrower brings the original loan current without servicer intervention or when Fannie Mae resolves the default under the loan through (1) a modification that results in a concession to a borrower, which is referred to as a troubled debt restructuring; (2) a modification that does not result in a concession to the borrower; (3) a long-term forbearance; or (4) a repayment plan. A troubled debt restructuring is the only situation in which Fannie Mae makes concessions to the borrower and therefore does not expect to collect the full original contractual principal and interest amount. Of the percentage of loans reported as cured for 2007, 2006, 2005, 2004 and 2003, approximately [ ]%, 17%, 4%, 3% and 2%, respectively, represented troubled debt restructurings. Fannie Mae has included this additional proposed disclosure following the re-performance statistics table presented above in our response to comment 14a.
c.	Revise to discuss the future impact of waiting to purchase a loan until contractually required is expected to have on your Reserve for guaranty losses. Discuss how you take this into account in determining the appropriate amount of the Reserve.
Fannie Mae’s change in practice beginning in the fourth quarter of 2007 regarding purchasing delinquent loans out of MBS trusts has had no effect on the existing loss mitigation alternatives that are available to Fannie Mae or its servicers. The change to reduce the number of loans purchased out of MBS trusts does not impact the process or timing of modifying the loans.  Fannie Mae’s servicers will continue to perform the same loss mitigation efforts they always perform while the loans are in the MBS trusts, and Fannie Mae will continue to purchase and modify delinquent loans when that is the best option available to mitigate losses.  As a result,

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Fannie Mae does not expect this change in practice to have an impact on credit losses. When viewed in isolation, this change in practice will increase the reserve for guaranty losses by a minimal amount due to the increase in the number of loans subject to a SFAS 5 reserve. Consistent with past practice, if the performance of the portfolio begins to change, Fannie Mae would address such performance changes in its SFAS 5 estimation process as they occur, resulting in appropriate changes to its allowance for loan losses and reserve for guaranty losses estimates. Please refer to the proposed disclosure in response to comment 14d below.
d.	Revise to discuss your expectations for future cure rates in light of your delay in purchasing the loans.
Fannie Mae will comply with the Staff’s comment in its 2007 Form 10-K by including the language contained in Exhibit I under “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Results of Operations—Credit-Related Expenses,” and which is set forth below:
Beginning in the fourth quarter of 2007, we decreased the number of optional delinquent loan purchases from our single-family MBS trusts in order to preserve capital in compliance with our regulatory capital requirements. Although this change in practice may affect our cure rates, it has had no effect on our loss mitigation efforts and, based on current market conditions, is not expected to materially affect the “Reserve for guaranty losses.” We continued to purchase delinquent loans from MBS trusts primarily to modify these loans as part of our strategy to mitigate credit losses and in circumstances where we were required to do so under our single-family MBS trust documents. Although we have decreased the number of our optional loan purchases, the total number of loans purchased from MBS trusts may increase in the future, which would result in an increase in our SOP 03-3 fair value losses. The total number of loans we purchase from MBS trusts is dependent on a number of factors, including management decisions about appropriate loss mitigation efforts, the expected increase in loan delinquencies within our MBS trusts resulting from the current adverse conditions in the housing market and our need to preserve capital to meet our regulatory capital requirements. For example, we recently introduced a new HomeSaver Advance™ loss mitigation program that may reduce the number of delinquent loans that we purchase from MBS trusts. The credit environment remains fluid, and the number of loans that we purchase from our MBS trusts will continue to be affected by events and conditions that occur nationally and in regional markets, as well as changes in our business practices to respond to the current adverse market conditions.

U.S. Securities and Exchange Commission
February 19, 2008

15.	Please address the following regarding your response to comment 20 of our letter dated December 18, 2007:
a.	You state in your response that you do not adjust the amount of your initial investment in a repurchased loan for the Reserve for Guaranty Losses attributable to the repurchased loan for purposes of applying SOP 03-3, including the calculation of an initial loss upon repurchase. Tell us how you considered the guidance of TPA 2130.19. Such guidance states that “...the seller should record the asset at its fair value and record a loss for the difference between the price paid and the fair value, if not already recognized.” The guidance continues on to state “In most cases, if the loan had previously been transferred with recourse, the seller should already have recognized an associated liability for the recourse obligation in accordance with FAS 5, Accounting for Contingencies and FAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, as well as FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.”
Fannie Mae respectfully submits that it is in compliance with the guidance of TPA 2130.19 and FAS 5. When Fannie Mae purchases a loan from an MBS trust, under either the optional or required purchase provisions, and accounts for the loan pursuant to SOP 03-3, Fannie Mae records the loan at the lesser of its acquisition cost (unpaid principal balance plus accrued interest) or the loan’s fair value. As stated in the response to the Staff’s prior comment 20 in the January 22 Letter, when the fair value of such a loan is less than its acquisition cost, the excess of the acquisition cost over the fair value is recorded as a charge-off against the Reserve for guaranty losses, which is the valuation allowance established pursuant to FAS 5, consistent with the requirements of TPA 2130.19.
Subsequent to the inception of a guaranty, Fannie Mae establishes the Reserve for guaranty losses through a recurring process by which the probable and estimable losses incurred on homogeneous pools of loans in MBS trusts are recognized in accordance with FAS 5. At the end of each period, the balance of the Reserve for guaranty losses is adjusted through the provision for credit losses based on Fannie Mae’s estimate of incurred losses only for loans remaining in the MBS trusts. Because the FAS 5 Reserve for guaranty losses is established on a collective basis, there is not a specific reserve that is allocated for the incurred loss on an individual loan acquired from each MBS trust. Thus, Fannie Mae recognizes the entire excess of the loan’s acquisition cost over its fair value (i.e. the SOP 03-3 fair value loss) as a charge-off against the Reserve for guaranty losses at the time Fannie Mae acquires the loan.
If all other things are equal, the FAS 5 Reserve for guaranty losses is reduced at period end by virtue of the fact that the purchased loan is no longer included in the population for which the FAS 5 reserve is estimated. Therefore, if the charge-off (which represents the SOP 03-3 fair value loss) is greater than the decrease in the reserve caused by removing the loan from the population subject FAS 5, an incremental loss will be recognized through the current period provision for credit losses consistent with the guidance of TPA 2130.19.

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b.	Clearly address in your response the fact that you are repurchasing these loans at par solely due to the requirements your guaranty obligation or are exercising your option to repurchase these loans at par solely due to your guaranty obligation.
Please refer to the response to comment 15a above.
c.	Tell us how your policy of not relieving a portion of the Reserve for guaranty losses upon the acquisition of a delinquent loan from the trust does not result in double-counting of a loss associated with a given loan.
Please refer to the response to comment 15a above.
Consolidated Balance Sheet Analysis
Table 11: Mortgage Portfolio Composition, page_30
16.	We note your disclosure on page 31 that $76.2 billion of your total non-Fannie Mae structured mortgage securities balance of $106.2 billion as of September 30, 2007 consists of private-label mortgage-related securities backed by subprime or Alt-A mortgage loans. Your disclosure on page 51 regarding the current credit ratings of your private-label mortgage securities and discussion of the credit rating agencies review plans is helpful. To the extent that significant downgrades of your private-label mortgage-related securities have occurred, consider providing a table indicating the amount of securities in each credit rating category. Also, to the extent that the vintage, or year of origination, of the mortgages provides significant information, for example if certain vintages are experiencing higher losses than others, consider also providing a table categorizing the mortgage securities by vintage.
Fannie Mae will comply with this comment by including in its 2007 Form 10-K the narrative and table below, which presents by year of issuance our investments in private-label securities backed by Alt-A and subprime and Alt-A loans, in “Consolidated Balance Sheet Analysis—Available-for-Sale and Trading Securities—Investments in Alt-A and Subprime Mortgage-Related Securities. This table displays the credit ratings of these securities as of December 31, 2007. Fannie Mae will provide an update of any credit rating downgrades subsequent to December 31, 2007 through the day preceding the filing date of the 2007 Form 10-K.
Investments in Alt-A and Subprime Mortgage-Related Securities
We have invested in highly rated private-label mortgage-related securities backed by Alt-A or subprime mortgage loans, which are reported in our mortgage portfolio as a component of non-Fannie Mae structured securities. Our mortgage portfolio also includes guaranteed resecuritized Alt-A or subprime mortgage-related securities (“wraps”), which are reported as a component of Fannie Mae structured securities. To date, we generally have focused our purchases of private-label mortgage-related securities backed by subprime or Alt-A loans on the highest-rated tranches of these securities available at the time of acquisition. In 2007, we began to acquire a limited amount of subprime-backed private-label

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mortgage-related securities of investment grades below AAA. We do not have any exposure to collateralized debt obligations, or CDOs.
The table below presents information, by year of issuance, on our exposure to these securities as of December 31, 2007. In reporting our Alt-A and subprime exposure, we have classified private-label mortgage-related securities as Alt-A or subprime if the securities were labeled as such when issued.
Investments in Alt-A and Subprime Mortgage-Related Securities

As of December 31, 2007
Credit Rating
			Gross		Weighted
	Unpaid		Unrealized	Gross	Average
	Principal	Estimated	AOCI	Trading	Credit		% AA or
	Balance	Fair Value	Losses(1)	Losses(2)	Enhancement	% AAA	below
(Dollars in millions)
Investments in Alt-A securities:
Alt-A securities:(3)
2007	$	$	$	$	%	%	—%
2006
2005
2004 and prior
Alt-A securities	$	$	$	$	%	%	%

Alt-A wraps:(4)
2007	$	$	$	$	%	%	—%
2006
2005
2004 and prior
Alt-A wraps
Total Alt-A securities	$	$	$	$	%	%	%

Investments in subprime securities:
Subprime securities:(3)
2007	$	$	$	$	%	%	—%
2006
2005
2004 and prior
Subprime securities	$	$	$	$	%	%	%

Subprime wraps:(4)
2007
2006
2005
2004 and prior
Subprime wraps
Total subprime securities	$	$	$	$	%	%	%

(1)	Reflects gross unrealized losses recorded in AOCI as of December 31, 2007 on Alt-A and subprime securities classified as AFS.

(2)	Reflects losses on Alt-A and subprime securities classified as trading that were recorded in our consolidated statements of income in 2007 as a component of “Investment losses, net.”

(3)	Includes private-label securities backed by Alt-A or subprime mortgage loans that are reported in our mortgage portfolio as a component of non-Fannie Mae structured securities.

(4)	Includes guaranteed resecuritizations of Alt-A or subprime mortgage-related securities, which are reported in our mortgage portfolio as a component of Fannie Mae structured securities.

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February 19, 2008

Table 26: Credit Loss Performance, page 55
17.	In your proposed disclosure on page A11 in response to comment 22b of our letter dated December 18, 2007 you state “As long as the loan or REO remains in the MBS trust, we continue to pay principal and interest to investors.” Please address the following regarding this statement:
a.	Tell us how your contractual obligation to pay the full principal and interest to the investors is impacted when the servicer modifies the loan in some fashion.
As described in the response to comment 17d, Fannie Mae’s trust documents do not permit Fannie Mae or the servicers to modify loans while in a Fannie Mae MBS trust. Since loans held by the MBS trust cannot be modified, there is no impact on Fannie Mae’s contractual obligation under its guaranty.
b.	Tell us whether any of the loans in the MBS trusts qualify for modification under the “American Securitization Forum Framework.” If so, tell us whether any of the loans have been modified in accordance with the framework.
The American Securitization Forum Framework (“ASF Framework”) and the SEC’s letter to industry dated January 8, 2008, regarding the recommendations in the ASF Framework do not apply to loans in Fannie Mae MBS trusts due to the explicit contractual prohibition against modifying loans while in the trusts, provided in Fannie Mae’s trust documents.
c.	To the extent that loans in the MBS trusts have been modified in accordance with the “American Securitization Forum Framework,” or in a fashion similar to the principles in the framework for non-subprime loans, tell us how you believe your guarantees continue to qualify for the paragraph 10(d) scope exception in SFAS 133.
Since mortgage loans in a Fannie Mae MBS trust cannot be modified in accordance with the ASF Framework or the principles therein, Fannie Mae does not believe that the guidance provided by the ASF Framework and the SEC’s letter to industry participants regarding modification of mortgage loans has any impact on Fannie Mae’s conclusion that its guaranty meets the criteria in the paragraph 10(d) scope exception in SFAS 133.
d.	In your response, please provide us with excerpts of representative trust agreements relevant to such situations.
Fannie Mae single-family MBS trusts formed on or after June 1, 2007 are governed by the terms of the Fannie Mae single-family master trust agreement (“trust agreement”). The following excerpt from section 5.3(4) addresses the prohibition on modifications of mortgage loans held by an MBS trust:

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5.3(4) Prohibition of Certain Modifications.
For so long as a Mortgage Loan remains in a Pool, the Mortgage Loan may not be modified if the modification has the effect of changing the principal balance (other than as a result of a payment actually received from or on behalf of the Borrower), changing the Mortgage Interest Rate (other than in accordance with any adjustable rate provisions stated in the Mortgage Documents), or delaying the time of payment beyond the last scheduled payment date of that Mortgage Loan; provided, however, that a modification that is required by a Relief Act or a court is not subject to this limitation. A change in the amortization of a Mortgage Loan that results from a partial Prepayment and is calculated in accordance with the Mortgage Documents as in effect before the partial Prepayment will not be considered a modification and is not prohibited.
Article I — Defined Terms and Rules of Construction.
Relief Act: Any federal, state or local law that, from time to time, requires mortgagees generally to adjust loan terms, including the Servicemembers Civil Relief Act of 2004, as in effect from time to time.
Fannie Mae single-family MBS trusts formed prior to June 1, 2007 are governed either by the Fannie Mae fixed-rate or adjustable-rate trust indenture. The excerpts of those agreements that address the prohibition on modifications of mortgage loans held by an MBS trust are set forth below:
Trust Indenture for Pools of Fixed Rate Residential Mortgage Loans (November 1, 1981, as amended)
Section 5.01. General.
Subject to Section 5.02 and to the extent consistent with then-current policies of FNMA respecting comparable mortgage loans held in its own portfolio, FNMA in its discretion may enforce or waive enforcement of any of the terms of any Mortgage Loan or enter into an agreement for the modification of any of the terms of any Mortgage Loan (other than a reduction in the Mortgage Interest Rate or an extension of the final maturity ), or take any action or refrain from taking any action in servicing any Mortgage Loan. [emphasis added]
Trust Indenture for Pools of Adjustable Rate Residential Mortgage Loans (July 1, 1984, as amended)
Section 5.01. General.
Subject to Section 5.02 and to the extent consistent with then-current policies of FNMA respecting comparable mortgage loans held in its own portfolio, FNMA in its discretion may enforce or waive enforcement of any of the terms

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of any Mortgage Loan or enter into an agreement for the modification of any of the terms of any Mortgage Loan (other than, except as may be required by terms of the Mortgage Note, a reduction in the Mortgage Interest Rate or, to the extent adverse to the interests of Certificateholders, provide for any change in any interest rate adjustment provision or provision governing the calculation of scheduled payments ), or take any action or refrain from taking any action in servicing any Mortgage Loan. [emphasis added]
e.	Tell us how you account for each of the situations above.
Since the situations discussed above are not permissible under the trust agreements, no accounting addressing those situations is necessary.
Institutional Counterparty Credit Risk Management
Mortgage Insurers, page 57
18. Please revise to address the following regarding your mortgage insurance arrangements:
a.	Please clearly identify the triggers for payment under the mortgage insurance arrangements (both pool mortgage insurance and non-pool insurance) for which you are the primary beneficiary.
Please refer to the response to comment 18c below.
b.	Please discuss the timing of the receipt of proceeds under these policies.
Please refer to the response to comment 18c below.
c.	Revise to quantify the amounts received from such mortgage insurance arrangements during the periods presented.
In the 2007 Form 10-K, Fannie Mae will comply with comments 18a, b and c by adding the following description of the triggers for payment under its mortgage insurance arrangements, the timing of the receipt of proceeds under these arrangements and the amounts received from such arrangements to “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Mortgage Credit Risk Management—Acquisition Policy and Standards—Credit Enhancements”:
In order for us to receive a payment in settlement of a claim under a primary mortgage insurance policy, the insured loan must be in default and the borrower’s interest in the property that secured the loan must have been extinguished, generally in a foreclosure action. Once title to the property has been transferred, we file a claim with the mortgage insurer. The mortgage insurer then has a prescribed period of time within which to make a determination as to whether the claim is payable. The claims process for primary mortgage insurance typically takes five to six months after title to the property has been transferred. With

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respect to a pool mortgage insurance policy, the triggers for payment under a policy are generally the same as for primary mortgage insurance, except that, in addition to the provisions relating to primary mortgage insurance described above, we generally must have received a claim payment from the primary mortgage insurer and the foreclosed property must have been sold to a third party so that we can quantify the net loss with respect to the insured loan and determine the claim payable under the pool policy. In addition, under some of our pool mortgage insurance policies, we are required to meet specified loss deductibles before we can recover under the policy. We typically collect claims under pool mortgage insurance five to six months after disposition of the property that secured the loan. We received proceeds of $[ ] billion, $[ ] million and $[ ] million in 2007, 2006 and 2005, respectively, under our primary and pool mortgage insurance policies and other forms of credit enhancement on our single-family loans.
d.	Tell us the extent to which you have experienced refusals or inability to pay under these policies for which you are the primary beneficiary.
Fannie Mae supplementally advises the Staff that its recovery of mortgage insurance claims has remained stable and it has not observed any material change in the rate of claim denial throughout 2006 and 2007. Fannie Mae has not experienced any inability of a mortgage insurer to pay claims.
e.	Disclose what happens if the mortgage insurers do not pay as required under the insurance policy. For example, tell us whether you are still obligated, as the guarantor of the principal and interest of the securities, to cover any shortfall in cash flows to the trust due to the failure of the mortgage insurer to make the required payments under the policy.
In the 2007 Form 10-K, Fannie Mae will comply with the Staff’s comment by adding the following description of the impact of a failure of the mortgage insurers and other providers of credit enhancement to pay as required under their arrangements with us to “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Institutional Counterparty Credit Risk Management—Third-Party Providers of Credit Enhancement”:
If one of these mortgage insurers, lenders or financial guarantors fails to fulfill its obligations to us with respect to either the mortgage securities we hold in our mortgage portfolio or the mortgage assets underlying our guaranteed Fannie Mae MBS, it could increase our credit-related expenses and reduce the fair value of our mortgage assets, which could have a material adverse effect on our earnings, liquidity, financial condition and capital position.
Fannie Mae supplementally advises the Staff that Fannie Mae’s obligation to supplement mortgage loan collections to an MBS trust pursuant to its guaranty is not contingent on the receipt of claim payments under its mortgage insurance policies. As noted in the response to

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comment 18c above, the claims process under primary mortgage insurance generally does not begin until after title to the property securing the loan has been transferred. For pool mortgage insurance, the claims process generally does not begin until after Fannie Mae has both disposed of the property securing the loan and received a claim payment on the loan from the primary mortgage insurer. Under the terms of Fannie Mae’s MBS trust documents, Fannie Mae’s obligation to supplement mortgage loan collections to an MBS trust arises each month in which amounts received by the MBS trust in that month are insufficient to make required payments to certificateholders. Accordingly, Fannie Mae is required to cover shortfalls to the MBS trust well before it has received any mortgage insurance claim payments and whether or not it ultimately receives such payments.
f.	Expand your discussion of the impact of a downgrade of one of the mortgage insurers to include all of the potential ramifications of the downgrade. For example, disclose whether any of the mortgage insurers provided a guarantee on any of your investment securities, and if so, how any downgrade in the insurer may impact the value of those securities.
In the 2007 Form 10-K, Fannie Mae will comply with the Staff’s comment by adding the following description of the impact of a downgrade of one of the mortgage insurers to “Item 7-Management’s Discussion and Analysis of Financial Condition and Results of Operations-Risk Management-Institutional Counterparty Credit Risk Management-Third-Party Providers of Credit Enhancement-Mortgage Insurers”:
Since July 2007, three of our seven primary mortgage insurer counterparties had their external ratings for claims paying ability or insurer financial strength downgraded by one or more of the national rating agencies. Ratings downgrades imply an increased risk that these mortgage insurers will fail to fulfill their obligations to reimburse us for claims under insurance policies. A downgrade in the ratings of our mortgage insurer counterparties could result in an increase in our loss reserves and guaranty obligation if we determine it is probable that we would not collect all of our claims from the affected mortgage insurer, which could adversely affect our earnings, financial condition and capital position. We believe the mortgage insurer ratings downgrades that have occurred to date have not materially affected the fair value of the mortgage securities we hold in our mortgage portfolio or the mortgage assets underlying our guaranteed Fannie Mae MBS.
Fannie Mae will also add the following description of the impact of a downgrade of one of its financial guarantor counterparties to “Item 7-Management’s Discussion and Analysis of Financial Condition and Results of Operations-Risk Management-Institutional Counterparty Credit Risk Management-Third-Party Providers of Credit Enhancement-Financial Guarantors”:
We believe that, in nearly all cases, the securities for which we have obtained financial guaranties have sufficient underlying collateral to generate cash flows that will be adequate to repay our investments. In recent months, however, three

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of our financial guarantor counterparties had their external ratings for claims paying ability or insurer financial strength downgraded by one or more of the national rating agencies. A downgrade in the ratings of one of our financial guarantor counterparties could result in a reduction in the fair value of the securities they guarantee, which could adversely affect our earnings, financial condition and capital position. These ratings downgrades also imply an increased risk that these financial guarantors will fail to fulfill their obligations to reimburse us for claims under their guaranty contracts. We continue to monitor the effect these rating actions may have on the value of the securities in our investment portfolio.

Please be advised that Fannie Mae has authorized me to provide its acknowledgement that:
•	Fannie Mae is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	Fannie Mae may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact the undersigned at 202.637.2242 if you have any questions or would like any additional information.
Sincerely,
/s/ John J. Huber
John J. Huber
of Latham & Watkins LLP
Attachment:
Exhibit I — Proposed Draft Disclosure In Response to Comments
cc:      Stephen Swad, Chief Financial Officer
           Al Hazard, Deloitte & Touche LLP

EXHIBIT I – PROPOSED DRAFT DISCLOSURE IN RESPONSE TO COMMENTS

Note:	This Exhibit I to Fannie Mae’s response letter dated February 19, 2008 contains a revised version of the proposed disclosure that was contained in its Appendix A to the January 22 Letter, relating to SOP 03-3 and, as appropriate, selected credit-related disclosures, in the form in which Fannie Mae currently expects to include those disclosures in its 2007 Form 10-K. Exhibit I also contains the additional disclosures relating to SOP 03-3 necessary to respond to the comments contained in the Staff’s comment letter of February 12, 2007. For your convenience, Fannie Mae has marked the new disclosures in Exhibit I that are responsive to the Staff’s February 12, 2007 comment letter with yellow highlighting. Please note that, during the course of the Staff’s review, Fannie Mae’s 2007 Form 10-K has been undergoing revisions, so the disclosures contained in Exhibit I reflect a reordering of the disclosures that had been contained in Appendix A, primarily to consolidate the disclosures describing the impact of SOP 03-3 on Fannie Mae’s 2007 financial results in the “Consolidated Results of Operations” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Fannie Mae has not eliminated any of the disclosures in response to the Staff’s prior comments that were included in Appendix A. Because Fannie Mae’s audited financial results for the year ended December 31, 2007 have not been finalized as of the date of this submission, many proposed qualitative disclosures do not yet include quantitative information, and all numbers that are reflected in Exhibit I are preliminary and subject to change in the 2007 Form 10-K.

The table below provides a reference to the applicable Staff comment and identifies the page of the Exhibit on which the disclosure appears.

Comment	Description	Page
1a	Clarification of policy relating to portfolio purchases from MBS trusts of seriously delinquent loans due to breach of representation or warranty	I-17
12	Quantification of optional loans available for repurchase not repurchased compared to the total loans outstanding in the trusts as of September 30, 2007 and December 31, 2007	I-12
14a	Cure rates for each of the four quarters of 2007	I-10
14b	Clarification of extent to which “cured” loans represent loans for which full original contractual principal and interest payments are expected to be received	I-12
14c	Impact on reserve for guaranty losses of shift in practice regarding purchase of delinquent loans from MBS trusts of 2007	I-12
14d	Impact on cure rates of shift in practice regarding purchase of delinquent loans from MBS trusts of 2007	I-12

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Item 1. Business

MBS Trusts

Single-Family Master Trust Agreement

Each of our single-family MBS trusts formed on or after June 1, 2007 is governed by the terms of our single-family master trust agreement. Each of our single-family MBS trusts formed prior to June 1, 2007 is governed either by our fixed-rate or adjustable rate trust indenture. In addition, each MBS trust, regardless of the date of its formation, is governed by an issue supplement documenting the formation of that MBS trust and the issuance of the Fannie Mae MBS by that trust. The master trust agreement or the trust indenture, together with the issue supplement and any amendments, are the “trust documents” that govern an individual MBS trust.

Optional and Required Purchases of Mortgage Loans from Single-Family MBS Trusts

In accordance with the terms of our single-family MBS trust documents, we have the option or the obligation, in some instances, to purchase specified mortgage loans from an MBS trust. Our acquisition cost for these loans is the unpaid principal balance of the loan plus accrued interest.

Optional Purchases

Under our single-family trust documents, we have the right, but are not required, to purchase a mortgage loan from an MBS trust under a variety of circumstances. When we elect to purchase a mortgage loan or real-estate owned (“REO”) property from an MBS trust, we primarily do so in one of the following four situations:
•	four or more consecutive monthly payments due under the loan are delinquent in whole or in part;

•	there is a material breach of a representation and warranty made in connection with the transfer or sale of the mortgage loan to us;

•	the mortgaged property is acquired by the trust as REO property; or

•	the borrower transfers or proposes to transfer the mortgaged property and the transfer is not permitted by an enforceable “due-on-transfer” or “due-on-sale” provision without full payment of the mortgage loan.

We generally exercise our contractual option to purchase a mortgage loan from an MBS trust when we believe the benefit to us of owning the loan exceeds the benefit of leaving the loan in the trust. In deciding whether and when to purchase a loan from an MBS trust, we consider a variety of factors. In general, these factors include: our loss mitigation strategies and the exposure to credit losses we face under our guaranty; our cost of funds; the effect that a purchase will have on our capital; relevant market yields; the administrative costs associated with

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purchasing and holding the loan; mission and policy considerations; counterparty exposure to lenders that have agreed to cover losses associated with delinquent loans; general market conditions; our statutory obligations under our Charter Act; and other legal obligations such as those established by consumer finance laws. We may also purchase loans from an MBS trust, using the optional purchase provision relating to delinquent payments, as necessary to ensure compliance with provisions of the trust documents. Refer to “Part II—Item 7—MD&A—Critical Accounting Policies and Estimates” and “Part II—Item 7—MD&A—Consolidated Results of Operations” for a description of our accounting for delinquent loans purchased from MBS trusts and the effect of these purchases on our 2007 financial results.

Required Purchases

Under our single-family trust documents, we generally are required to purchase a mortgage loan from an MBS trust if:
•	a mortgage loan becomes and remains delinquent for 24 consecutive months (excluding months during which the borrower is complying with a loss mitigation remedy);

•	for an adjustable-rate mortgage loan, the interest rate converts from an adjustable rate to a fixed rate, the index by which the interest rate is determined changes, or the mortgage margin or minimum and maximum interest rates are changed in connection with an assumption of the loan;

•	the borrower exercises a conditional modification option on the maturity date of a loan requiring a final balloon payment or agrees to modify the loan instead of refinancing the loan in connection with the direct servicer’s strategy for retaining borrowers;

•	we determine, or our regulator or a court determines, that our original acquisition of the mortgage loan was not permitted;

•	a court or governmental entity requires us to purchase the mortgage loan;

•	a mortgage insurer or guarantor requires us, after a default under a mortgage loan, to delay the exercise of loss mitigation remedies beyond any applicable period of time otherwise permitted by the trust documents; or

•	a mortgage insurer or mortgage guarantor requires the trust to transfer a mortgage loan or related REO property in connection with an insurance or guaranty payment.

MBS Trusts

Multifamily Master Trust Agreement

Each of our multifamily MBS trusts formed on or after September 1, 2007 is governed by the terms of our multifamily master trust agreement. Each of our multifamily MBS trusts formed prior to September 1, 2007 is governed either by our fixed-rate or adjustable rate trust indenture. In addition, each MBS trust, regardless of the date of its formation, is governed by an issue supplement documenting the formation of that MBS trust and the issuance of the Fannie Mae

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MBS by that trust.

Optional and Required Purchases of Mortgage Loans from Multifamily MBS Trusts

In accordance with the terms of our multifamily MBS trust documents, we have the option or the obligation, in some instances, to purchase specified mortgage loans from a trust. Our acquisition cost for these loans is the unpaid principal balance of the loan plus accrued interest. Under our multifamily trust documents, we have the option to purchase loans from a multifamily MBS trust under the same conditions and terms described under “Single-Family Credit Guaranty Business—MBS Trusts—Optional and Required Purchases of Mortgage Loans from Single-Family MBS Trusts—Optional Purchases.” In general, we exercise our option to purchase a loan from a multifamily MBS trust if the loan is delinquent, in whole or in part, as to four or more consecutive monthly payments. After we purchase the loan, we generally work with the borrower to modify the loan. Under our multifamily trust documents, we also are required to purchase loans from a multifamily MBS trust typically under the same conditions described under “Single-Family Credit Guaranty Business—MBS Trusts—Optional and Required Purchases of Mortgage Loans from Single-Family MBS Trusts—Required Purchases.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Fair Value of Financial Instruments

Fair Value of Loans Purchased with Evidence of Credit Deterioration—Effect on Credit-Related Expenses

We have the option to purchase delinquent loans underlying our Fannie Mae MBS trusts under specified conditions, which we describe in “Item 1—Business—MBS Trusts.” Our acquisition price of loans purchased from MBS trusts is based on the unpaid principal balance of the loan plus accrued interest. We generally are required to purchase the loan if it is delinquent 24 consecutive months or at the time of foreclosure, if it is still in the MBS trust at that time. As long as the loan or REO property remains in the MBS trust, we continue to pay principal and interest to investors.

As described in “Notes to Consolidated Financial Statements—Note 1, Summary of Significant Accounting Policies,” when we purchase loans that are within the scope of SOP 03-3, we record our net investment in delinquent loans that we purchase at the lower of the purchase price of the loan or the estimated fair value at the date of purchase. To the extent the purchase price exceeds the estimated fair value, we record a charge-off against the “Reserve for guaranty losses” at the time we acquire the loan, which we refer to as an “SOP 03-3 fair value loss.” The “Guaranty obligation” is reduced (in proportion to the guaranty asset) as payments are received and the reduction is reported as a component of “Guaranty fee income.” Prepayments, including those

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resulting from the purchase of delinquent loans from the MBS trusts, may cause an impairment of the “Guaranty asset,” which results in a proportionate reduction in the corresponding “Guaranty obligation” and recognition of income. We place acquired loans that are three months or more past due on nonaccrual status. If the loan subsequently becomes less than three months past due, or we subsequently modify the loan and determine through a financial analysis that the borrower is able to make the modified payments, we return the loan to accrual status. While the loan is on nonaccrual status, we do not recognize income on the loan. We apply any cash receipts towards the recovery of the interest receivable at acquisition and to past due principal payments. We may, however, subsequently recover a portion or the full amount of these SOP 03-3 fair value losses as discussed below.

To the extent that we have previously recognized an SOP 03-3 fair value loss, our recorded investment in the loan is less than the purchase price. Under SOP 03-3, the excess of the contractual cash flows of the loan over the estimated cash flows we expect to collect represents a nonaccretable difference that is not recognized in our earnings. If the estimated cash flows we expect to collect exceed the initial recorded investment in the loan, we accrete this excess amount into our earnings as a component of interest income over the life of the loan. If a delinquent loan we purchase pays off in full, we recover the SOP 03-3 fair value loss as a component of net interest income on the date of the payoff. If the loan is returned to accrual status, we recover the SOP 03-3 fair value loss over the contractual life of the loan as a component of net interest income (via an adjustment of the effective yield of the loan). If we foreclose upon a loan purchased from an MBS trust, we record a charge-off at foreclosure based on the excess of our recorded investment in the loan over the fair value of the collateral less estimated selling costs. Any charge-off recorded at foreclosure for SOP 03-3 loans recorded at fair value at acquisition would be lower than it would have been if we had recorded the loan at its purchase price. In some cases, the proceeds from the sale of the collateral may exceed our recorded investment in the loan, resulting in a gain.

Following is an example of how SOP 03-3 fair value losses and credit losses related to loans underlying our guaranty contracts are recorded in our consolidated financial statements. This example shows the accounting and effect on our financial statements of the following events: (a) we purchase a delinquent loan subject to SOP 03-3 from an MBS trust; (b) we subsequently foreclose on this mortgage loan; and (c) we sell the foreclosed property that served as collateral for the loan. This example is based on the following assumptions:
•	We purchase from an MBS trust a delinquent loan that has an unpaid principal balance and accrued interest of $100 and an estimated fair value at the date of purchase of $70 at a price of $100.

•	We subsequently foreclose upon the mortgage loan and record the acquired REO property at the appraised fair value, net of estimated selling costs, which is $80.

•	We sell the REO property for $85.

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	Accounting Impact of Assumptions
	Initial
	Purchase		Sale of	Cumulative
	of Loan	Subsequent	Foreclosed	Earnings
	from Trust	Foreclosure	Property	Impact
	(a)	(b)	(c)
Consolidated Balance Sheet:
Assets:
Mortgage loans	$70	$—	$—
Acquired property, net	—	80	—
Liabilities:
Reserve for guaranty losses—beginning balance	$—	$—	$—
Plus: Provision for credit losses attributable to SOP 03-3 fair value losses	30
Less: Charge-offs related to initial purchase discount on SOP 03-3 loans	(30)	—	—
Plus: Recoveries	—	—	—

Reserve for guaranty losses—ending balance	$—	$—	$—

Consolidated Statement of Operations:
Provision for credit losses attributable to SOP 03-3 fair value losses	$(30)	$—	$—	$(30)
Foreclosed property income (expense)	—	10	5	15

Net pre-tax income (loss) effect	$(30)	$10	$5	$(15)

(1)	The adjustment to the “Provision for credit losses” is presented for illustrative purposes only. We actually determine our “Reserve for guaranty losses” by aggregating homogeneous loans into pools based on similar underlying risk characteristics in accordance with SFAS No. 5, Accounting for Contingences. Accordingly, we do not have a specific reserve or provision attributable to each delinquent loan purchased from an MBS trust.
As indicated in the example above, we would record the loan at the estimated fair value of $70 and recognize an SOP 03-3 fair value loss in our consolidated statements of operations, as a component of our provision for credit losses, when we acquire the delinquent loan from the MBS trust. We would record the REO property acquired through foreclosure at the appraised fair value of $80. Although we recorded an initial SOP 03-3 fair value loss of $30, the actual credit loss we experience on this loan would be $15, which represents the difference between the amount we paid for the loan and the amount we received from the sale of the acquired REO property, net of selling costs.
As described above, if a loan subject to SOP 03-3 “cures,” which means it returns to accrual status, pays off or is resolved through modification, long-term forbearances or repayment plans, the SOP 03-3 fair value loss would be recovered over the life of the loan as a component of net interest income through an adjustment of the effective yield or upon full pay off of the loan. Conversely, if a loan remains in an MBS trust, we would continue to provide for incurred losses in our “Reserve for guaranty losses.”
Our estimate of the fair value of delinquent loans purchased from MBS trusts is based upon an assessment of what a market participant would pay for the loan at the date of acquisition. Prior

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to July 2007, we estimated the initial fair value of these loans using internal prepayment, interest rate and credit risk models that incorporated management’s best estimate of certain key assumptions, such as default rates, loss severity and prepayment speeds.

Beginning in July 2007, the mortgage markets experienced a number of significant events, including a dramatic widening of credit spreads for mortgage securities backed by higher risk loans, a large number of credit downgrades of higher risk mortgage-related securities, and a severe reduction in market liquidity for certain mortgage-related transactions. As a result of this extreme disruption in the mortgage markets, we concluded that our model-based estimates of fair value for delinquent loans were no longer aligned with the market prices for these loans. Therefore, we began obtaining indicative market prices from large, experienced dealers and used an average of these market prices to estimate the initial fair value of delinquent loans purchased from MBS trusts. Because these prices reflected significant declines in value due to the disruption in the mortgage markets, we experienced a substantial increase in the SOP 03-3 fair value losses recorded upon the purchase of delinquent loans from MBS trusts.

Consolidated Results of Operations

Credit-Related Expenses

This section discusses the credit-related expenses that are reflected in our consolidated statements of operations, how the loss reserves recorded in on our consolidated balance sheets affect our credit-related expenses and the credit loss performance metrics we use to evaluate our historical credit loss performance.

The credit-related expenses included in our consolidated statements of operations consist of the provision for credit losses and foreclosed property expense (income). Our credit-related expenses totaled $[___] billion, $783 million, and $428 million in 2007, 2006 and 2005, respectively, reflecting an increase of $[___] billion in 2007 and $355 million in 2006. Table 11 details the components of our credit-related expenses. We discuss each of these components below.

Table 11: Credit-Related Expenses

	For the Year Ended December 31,
	2007	2006	2005
	(Dollars in millions)
Provision attributable to guaranty book of business	$	$385	$190
Provision attributable to SOP 03-3 fair value losses		204	251

Total provision for credit losses		589	441
Foreclosed property expense (income)		194	(13)

Credit-related expenses	$	$783	$428

The $[___] billion increase in our credit-related expenses in 2007 was attributable to the substantial incremental increase in our loss reserves of $[___] billion and SOP 03-3 fair value losses of $[___] billion. In addition, foreclosed property expense increased by $[___] million,

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reflecting an increase in our inventory of foreclosed properties and rapidly declining sales prices on foreclosed properties, particularly in the Midwest, which accounted for the majority of the increase in our foreclosed properties in 2007 and 2006.

The $355 million increase in credit-related expenses in 2006 attributable to an incremental increase in our provision for credit losses due to a trend of increasing charge-offs resulting from the significant slowdown in home price appreciation and continued economic weakness in the Midwest. Foreclosed property expense also increased in 2006, reflecting an increase in the level of foreclosures, as well as losses on foreclosed properties, particularly in the Midwest.

Provision Attributable to Guaranty Book of Business

Our loss reserves are intended to provide for probable credit losses inherent in our guaranty book of business as of each balance sheet date. We build our loss reserves for losses that we believe have been incurred and will eventually be reflected in our charge-offs through the provision for credit losses. When we determine that a loan is uncollectible, we record the charge-off against our loss reserves. We record recoveries of previously charged off amounts as a credit to our loss reserves. Table 12, which summarizes changes in our loss reserves for the five-year period ended December 31, 2007, details the provision for credit losses recognized in our consolidated statements of operations each period and the charge-offs recorded against our loss reserves.

Table 12: Allowance for Loan Losses and Reserve for Guaranty Losses

	As of December 31,
	2007	2006	2005	2004	2003
	(Dollars in millions)
Changes in loss reserves:
Allowance for loan losses:
Beginning balance	$	$302	$349	$290	$216
Provision		174	124	174	187
Charge-offs(1)		(206)	(267)	(321)	(270)
Recoveries		70	96	131	72
Increase from the reserve for guaranty losses(2)		—	—	75	85

Ending balance(3)	$	$340	$302	$349	$290

Reserve for guaranty losses:
Beginning balance	$	$422	$396	$313	$223
Provision		415	317	178	178
Charge-offs(4)		(336)	(302)	(24)	(7)
Recoveries		18	11	4	4
Decrease to the allowance for loan losses(2)		—	—	(75)	(85)

Ending balance	$	$519	$422	$396	$313

Combined loss reserves:
Beginning balance	$	$724	$745	$603	$439
Provision		589	441	352	365
Charge-offs(1)(4)		(542)	(569)	(345)	(277)
Recoveries		88	107	135	76

Ending balance(3)	$	$859	$724	$745	$603

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	As of December 31,
	2007		2006	2005	2004	2003
	(Dollars in millions)
Allocation of loss reserves:

Balance at end of each period attributable to:
Single-family	$		$785	$647	$644	$516
Multifamily			74	77	101	87

Total	$		$859	$724	$745	$603

Loss reserve ratios:

Percent of combined allowance and reserve for guaranty losses in each category to related guaranty book of business:(5)
Single-family		%	0.03%	0.03%	0.03%	0.03%
Multifamily			0.06	0.06	0.09	0.08
Total			0.04	0.03	0.03	0.03

(1)	Includes accrued interest of $[___] million, $39 million, $24 million, $29 million and $29 million for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively.

(2)	Includes decrease in reserve for guaranty losses and increase in allowance for loan losses due to the purchase of delinquent loans from MBS trusts. Effective with our adoption of SOP 03-3 on January 1, 2005, we record delinquent loans purchased from Fannie Mae MBS trusts at fair value upon acquisition. We no longer record an increase in the allowance for loan losses and reduction in the reserve for guaranty losses when we purchase these loans.

(3)	Includes $[___] million, $28 million and $22 million as of December 31, 2007, 2006 and 2005, respectively, for acquired loans subject to the application of SOP 03-3.

(4)	Includes charges recorded at the date of acquisition of $[___] billion, $204 million and $251 million in 2007, 2006 and 2005, respectively, for acquired loans subject to the application of SOP 03-3 where the acquisition price exceeded the fair value of the acquired loan.

(5)	Represents ratio of combined allowance and reserve balance by loan type to guaranty book of business by loan type.

The continued deterioration in the housing market, including weak economic conditions in the Midwest and home price declines on a national basis, particularly in Florida, California, Nevada and Arizona, has resulted in a significant increase in serious delinquency rates and contributed to higher default rates and loan loss severities. Our single-family seriously delinquency rate increased to [___]% as of December 31, 2007, from 0.65% as of December 31, 2006. The number of properties acquired through foreclosure increased by [___] in 2007 over 2006, and our loan loss severity more than doubled from 2006, resulting in a significant increase in charge-offs. Based on these conditions, we recorded a $[___] billion incremental increase in our provision for credit losses attributable to our guaranty book of business to increase our loss reserves to $[___] billion, or [___]% of our guaranty book of business, as of December 31, 2007.

In comparison, we recorded a $385 incremental increase in our provision for credit losses attributable to our guaranty book of business in 2006, and our loss reserves totaled $859 million, or 0.04% of our guaranty book of business, as of December 31, 2006.

Provision Attributable to SOP 03-3 Fair Value Losses

We experienced a substantial increase in the SOP 03-3 fair value losses recorded upon the purchase of delinquent loans from MBS trusts in 2007 due the extreme disruption in the mortgage market and severe reduction in market liquidity for certain mortgage products, such as delinquent loans. As indicated in Table 11, SOP 03-3 fair value losses increased to $[___] billion

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in 2007, from $204 million and $251 million in 2006 and 2005, respectively.

Table 13 provides a quarterly comparison of the average market price of delinquent loans purchased from MBS trust for 2007 and 2006 and additional statistics related to these loans.

Table 13: Statistics on Delinquent Loans Purchased from MBS Trusts

	2007 Quarter Ended							2006 Quarter Ended
	Dec 31	Sept 30		June 30		March 31		Dec 31		Sept 30		June 30		March 31
Average market price(1)%			%		%		%		%		%		%		%
Unpaid principal balance and accrued interest of loans purchased (dollars in millions)	$	$		$		$		$		$		$		$
Number of delinquent loans purchased

(1)	Represents the average of the difference between the unpaid principal balance and accrued interest of loans and estimated fair value. Incorporates the value of the primary mortgage insurance coverage.

Table 14 presents activity related to delinquent loans subject to SOP 03-3 purchased from MBS trusts under our guaranty arrangements for the years ended December 31, 2007 and 2006.

Table 14: Activity of Delinquent Loans Acquired from MBS Trusts Subject to SOP 03-3

			Allowance
	Contractual	Market	for Loan	Net
	Amount(1)	Discount	Loses	Investment
	(Dollars in millions)
Balance as of December 31, 2005	$5,259	$(189)	$(22)	$5,048
Purchases of delinquent loans	4,394	(204)	—	4,190
Provision for credit losses	—	—	(45)	(45)
Principal repayments	(1,489)	40	6	(1,443)
Modifications and troubled debt restructurings	(802)	44	2	(756)
Foreclosures, transferred to REO	(1,300)	72	31	(1,197)

Balance as of December 31, 2006	$6,062	$(237)	$(28)	$5,797
Purchases of delinquent loans
Provision for credit losses
Principal repayments
Modifications and troubled debt restructurings
Foreclosures, transferred to REO
Balance as of December 31, 2007	$	$	$	$

(1)	Reflects contractually required principal and accrued interest payments.

14a
The table below compares the status of delinquent single-family loans purchased from MBS trusts during the years 2003 to 2006 and during each of the quarters of 2007 as of December 31, 2007 to the status of these loans as of the end of each respective period in which the loan was

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purchased. Because of the significant lag between the time a loan is purchased from an MBS trust and the conclusion of the delinquent loan resolution process, we believe there are inherent limitations in the re-performance statistics presented in the table below. In our experience, it generally takes at least 18 to 24 months to assess the ultimate re-performance of a delinquent loan. Accordingly, these statistics are likely to change, perhaps materially, particularly for more recent loan purchases because we would have not had sufficient time to implement a workout solution to resolve the default under the loan if the borrower does not bring the loan current or to assess the performance of a loan that is modified. As a result, we believe the re-performance rates as of December 31, 2007 for delinquent loans purchased from MBS trusts during 2007, and, to a lesser extent, 2006 may not be indicative of the ultimate long-term performance of these loans because there has only been a limited amount of time both to implement a workout solution, if necessary, and to assess the loan performance subsequent to the implementation of the workout solution. Moreover, our cure rates may be affected by changes in our loss mitigation efforts and delinquent loan purchase practices.
Table 15: Re-performance Rates of Delinquent Single-Family Loans Purchased from MBS Trusts(1)

	Status as of December 31, 2007
	2007(2)
	Q4	Q3	Q2	Q1	2007(2)	2006(2)	2005	2004	2003
Cured without modification(3)
Cured with modification(4)
Total cured
Defaults(5)
90 days or more delinquent
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

	Status as of the End of Each Respective Period
	2007(2)
	Q4	Q3	Q2	Q1	2007(2)	2006(2)	2005	2004	2003
Cured without modification(3)
Cured with modification(4)
Total cured
Defaults(5)
90 days or more delinquent
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

(1)	Re-performance rates calculated based on number of loans.

(2)	In our experience, it generally takes at least 18 to 24 months to assess the ultimate performance of a delinquent loan. Accordingly, the disclosed statistics as of December 31, 2007 for delinquent loans purchased during 2007 and, to a lesser extent, 2006 are not necessarily indicative of the ultimate performance of these loans and are likely to change, perhaps materially, in future periods.

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(3)	Loans classified as cured without modification consist of the following: (1) loans that are brought current without modification; (2) loans that are paid in full; (3) loans that are repurchased by lenders; (4) loans that have not been modified but are returned to accrual status because they are less than 90 days delinquent; (5) loans for which the default is resolved through long-term forbearance; and (6) loans for which the default is resolved through a repayment plan.

(4)	Loans classified as cured with modification consist of loans that are brought current or are less than 90 days delinquent as a result of resolution of the default under the loan through the following: (1) a modification that does not result in a concession to the borrower; or (2) a modification that results in a concession to a borrower, which is referred to as a troubled debt restructuring.

(5)	Consists of foreclosures, preforeclosure sales, sales to third parties and deeds in lieu of foreclosure.

14b	The substantial majority of the loans reported as cured in the table above represents loans for which we believe it is probable that we will collect all of the original contractual principal and interest payments because one or more of the following has occurred: the borrower has brought the loan current without servicer intervention; the loan has paid off; the lender has repurchased the loan; or we have resolved the loan through modification, long-term forbearances or repayment plans. Modifications include troubled debt restructurings, which result in concessions to borrowers, and other modifications to the contractual terms of the loan. A troubled debt restructuring is the only situation in which we do not expect to collect the full original contractual principal and interest amount, although other resolutions and modifications may result in our receiving the full amount due under the loan over a period of time that is longer than the period of time originally provided for under the loan. Of the percentage of loans reported as cured for 2007, 2006, 2005, 2004 and 2003, approximately [___]%,17%, 4%, 3% and 2%, respectively, represent troubled debt restructurings where we have provided a concession to the borrower. See “Notes to Consolidated Financial Statements—Note 3, Mortgage Loans” for additional information on impairment losses recognized on troubled debt restructurings.

12	For the quarters ended September 30, 2007 and December 31, 2007, the serious delinquency rate for loans in MBS trusts was [___]% and [___]%, respectively. We purchased from our MBS trusts approximately [___] and [___] mortgage loans for the quarters ended December 31, 2007 and September 30, 2007, respectively, with an aggregate unpaid principal balance of $[___] billion and $[___] billion, respectively. Optional purchases represented [___]% and [___]% of the amounts purchased during the quarters ended December 31, 2007 and September 30, 2007, respectively, and required purchases represented [___]% and [___]% of the amounts. The information in this paragraph, which is not necessarily indicative of the number or amount of loans we will purchase from our MBS trusts in the future, is based on information that we obtained from the direct servicers of the loans in our MBS trusts.

14c 14d	Beginning in the fourth quarter of 2007, we decreased the number of optional delinquent loan purchases from our single-family MBS trusts in order to preserve capital in compliance with our regulatory capital requirements. Although this change in practice may affect our cure rates, it has had no effect on our loss mitigation efforts and, based on current market conditions, is not expected to materially affect the “Reserve for guaranty losses.” We continued to purchase delinquent loans from MBS trusts primarily to modify these loans as part of our strategy to mitigate credit losses and in circumstances where we were required to do so under our single-family MBS trust documents. Although we have decreased the number of our optional loan

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purchases, the total number of loans purchased from MBS trusts may increase in the future, which would result in an increase our SOP 03-3 fair value losses. The total number of loans we purchase from MBS trusts is dependent on a number of factors, including management decisions about appropriate loss mitigation efforts, the expected increase in loan delinquencies within our MBS trusts resulting from the current adverse conditions in the housing market and our need to preserve capital to meet our regulatory capital requirements. For example, we recently introduced a new HomeSaver Advance™ loss mitigation program that may reduce the number of delinquent loans that we purchase from MBS trusts. The credit environment remains fluid, and the number of loans that we purchase from our MBS trusts will continue to be affected by events and conditions that occur nationally and in regional markets, as well as changes in our business practices to respond to the current adverse market conditions.
Credit Loss Performance Metrics
Our credit loss performance metrics include our historical credit losses and our credit loss ratio. Our credit loss performance statistics are not defined terms within GAAP, and the method we use to calculate these statistics may not be comparable to the method used to calculate similarly titled measures reported by other companies. Management, however, views our credit loss performance metrics as significant indicators of the effectiveness of our credit risk management strategies. Management uses these measures to evaluate our historical credit loss performance, assess the credit quality of our existing guaranty book of business, determine the level of our loss reserves and make determinations about our loss mitigation strategies.
Because management does not view changes in the fair value of our mortgage loans as credit losses, we revised the presentation of our credit loss performance metrics to exclude SOP 03-3 fair value losses that have not yet produced an economic loss, as described in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007. If a loan subject to SOP 03-3 does not cure and we subsequently foreclose on the loan, we include in our credit loss performance metrics the impact of any credit losses we experience on the loan as a result of foreclosure. Because losses related to non-Fannie Mae mortgage-related securities are not reflected in any of the components of our credit losses, we also revised the calculation of our credit loss ratio to reflect credit losses as a percentage of our guaranty book of business, which excludes these securities. We previously calculated our credit loss ratio based on our mortgage credit book of business, which includes non-Fannie Mae mortgage-related securities that we hold in our mortgage portfolio but do not guarantee. We have revised prior years to conform to the current period presentation.
Table 16 below details the components of our credit loss performance metrics for 2007, 2006 and 2005. Our credit loss ratio excluding the effect of SOP 03-3 fair value losses was [___] basis points, [___] basis points and [___] basis points for 2007, 2006 and 2005, respectively. Our credit loss ratio would have been [___] basis points, [___] basis points and [___] basis points for those years including the effect of SOP 03-3 fair value losses.

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We believe that our credit loss performance metrics, calculated excluding the effect of SOP 03-3 fair value losses, are useful to investors because they reflect how our management evaluates our credit risk management strategies and credit performance. They also provide a consistent treatment of credit losses for on- and off-balance sheet loans. Therefore, we believe these measures provide a meaningful indication of our credit losses and the effectiveness of our credit risk management strategies and loss mitigation efforts. Moreover, by presenting credit losses with and without the effect of SOP 03-3 fair value losses, which were not significant until the disruption in the mortgage markets that began in July 2007, investors are able to evaluate our credit performance on a more consistent basis among periods.
Table 16: Credit Loss Performance Metrics

For the Year Ended December 31,
	2007		2006(1)		2005(1)
	Amount	Ratio(2)	Amount	Ratio(2)	Amount	Ratio(2)
(Dollars in millions)
Charge-offs, net of recoveries	$	bp	$	bp	$	bp
Foreclosed property expense (income)
Less: SOP 03-3 fair value losses(3)
Plus: Impact of SOP 03-3 on charge-offs and foreclosed property expense(4)
Credit losses(5)	$	bp	$	bp	$	bp

(1)	We have revised the presentation of these measures for 2006 and 2005 to conform to the current period presentation.

(2)	Based on amount for each line item presented divided by the average guaranty credit book of business during the period. We previously calculated our credit loss ratio based on credit losses as a percentage of our mortgage credit book of business, which includes non-Fannie Mae mortgage-related securities held in our mortgage investment portfolio that we do not guarantee. Because losses related to non-Fannie Mae mortgage-related securities are not reflected in our credit losses, we revised the calculation of our credit loss ratio to reflect credit losses as a percentage of our guaranty book of business. Our credit loss ratio calculated based on our mortgage credit book of business would have been [___] bp, [___] bp and [___] bp for 2007, 2006 and 2005, respectively. Our charge-off ratio calculated based on our mortgage credit book of business would have been [___] bp, [___] bp and [___] bp for 2007, 2006 and 2005, respectively.

(3)	Represents the amount we recorded as a loss when the acquisition price of delinquent loans purchased from MBS trusts exceeded the fair value of the loan at acquisition.

(4)	For delinquent loans purchased from MBS trusts that are recorded at fair value at acquisition, any loss recorded at foreclosure would be lower than it would have been if we had recorded the loan at its purchase price at acquisition instead of at fair value. Accordingly, we have added back to our credit losses the amount of charge-offs and foreclosed property expense that we would have recorded if we had calculated these amounts based on the purchase price.

(5)	Interest forgone on nonperforming loans in our mortgage portfolio, which is presented in [Table 42], reduces our net interest income but is not reflected in our credit losses total. In addition, other-than-temporary impairment losses resulting from deterioration in the credit quality of our mortgage-related securities and accretion of interest income on loans subject to SOP 03-3 are excluded from credit losses.

During 2007, the deterioration in the housing market and decline in home prices on a national basis, as well as continued economic weakness in the Midwest, contributed to higher default rates and loss severities, causing an increase in charge-offs and foreclosed property expense. As a result, our credit loss ratio, excluding the effect of SOP 03-3 fair value losses, increased from the relatively low levels of previous years to [___] basis points in 2007.

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During 2006, our credit losses, excluding the effect of SOP 03-3 fair value losses, trended upward due to the significant slowdown in home price appreciation during the second half of 2006 and economic weakness in the Midwest, which fueled higher loan loss severities and default rates and contributed to an increase in charge-offs.
We use internally developed models to assess our sensitivity to credit losses based on current data on home values, borrower payment patterns, non-mortgage consumer credit history and management’s economic outlook. We examine a range of potential economic scenarios to monitor the sensitivity of credit losses. Our models indicate that home price movements are an important predictor of credit performance. Due to the continued housing market downturn and our expectation that home prices will decline further in 2008, we expect a significant increase in our credit-related expenses and credit loss ratio. Based on current projections, we estimate our credit loss ratio, excluding the effect of SOP 03-3 fair value losses, will increase above our normal historical average range of 4 to 6 basis points to between [___] to [___] basis points in 2008. Our estimate is based on several assumptions, including the following: [to be updated] Given the current uncertainty in the housing markets, the underlying assumptions on which our estimated credit loss ratio range for 2008 is based may be incorrect, which may cause our actual credit loss performance to vary significantly from our current estimate.
Pursuant to our September 2005 agreement with OFHEO, we agreed to disclose on a quarterly basis the present value of the change in future expected credit losses from our existing single-family guaranty book of business from an immediate 5% decline in single-family home prices for the entire United States. For purposes of this calculation, we assume that after the initial 5% shock, home price growth rates return to the average of the possible growth rate paths used in our internal credit pricing models. The present value change reflects the increase in future expected credit losses under this scenario, which we believe is a highly stressful scenario because it assumes an instantaneous nationwide decline in home prices, over the future expected credit losses generated by our internal credit pricing models without this shock. Table 17 shows for first lien single-family whole loans we own or that back Fannie Mae MBS as of December 31, 2007 and 2006, the credit loss sensitivity results before and after consideration of projected credit risk sharing proceeds, such as private mortgage insurance claims and other credit enhancement. The significant increase of $[___] billion in the net credit loss sensitivity to $[___] billion as of December 31, 2007, from $2.0 billion as of December 31, 2006 was primarily attributable to the decline in home prices during 2007.
Table 17: Single-Family Credit Loss Sensitivity(1)

	As of December 31,
	2007		2006
	(Dollars in millions)
Gross single-family credit loss sensitivity	$		$3,887
Less: Projected credit risk sharing proceeds			(1,926)

Net single-family credit loss sensitivity	$		$1,961

Outstanding single-family whole loans and Fannie Mae MBS	$		$2,203,246
Single-family net credit loss sensitivity as a percentage of outstanding single-family whole loans and Fannie Mae MBS		%	0.09%

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(1)	Represents total economic credit losses, which consists of credit losses and forgone interest. Calculations based on approximately [___]% and 92% of our total single-family mortgage credit book of business as of December 31, 2007 and 2006. The mortgage loans and mortgage-related securities that are included in these estimates consist of: (i) single-family Fannie Mae MBS (whether held in our mortgage portfolio or held by third parties), excluding certain whole loan REMICs and private-label wraps; (ii) single-family mortgage loans, excluding mortgages secured only by second liens, subprime mortgages, manufactured housing chattel loans and reverse mortgages; and (iii) long-term standby commitments. We expect the inclusion in our estimates of the excluded products may impact the estimated sensitivities set forth in the preceding paragraphs.
We generated these sensitivities using the same models that we use to estimate fair value and impairment. Because these sensitivities represent hypothetical scenarios, they should be used with caution. They are limited in that they assume an instantaneous nationwide decline in home prices, which is not representative of the historical pattern of changes in home prices. Home prices generally vary on a regional, as well as local basis, and U.S. home prices have never declined instantaneously on a nationwide basis. In addition, these sensitivities are calculated independently without considering changes of other interrelated assumptions, such as unemployment rates or other economic factors, which are likely to have a significant impact on our credit losses.
We provide more detailed credit performance information, including our serious delinquency rates, statistics on nonperforming loans and foreclosed property activity, in “Risk Management—Credit Risk Management—Mortgage Credit Risk Management—Mortgage Credit Book of Business Performance.” We also discuss in this section the extent to which credit enhancements have reduced our credit losses.
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Individually Impaired Loans
We use internal models to project cash flows used to assess impairment of loans on nonaccrual status, including loans subject to SOP 03-3, Accounting for Certain Loans or Debt Securities. We generally update the market and loan characteristic inputs we use in these models monthly, using month-end data. Market inputs include information such as interest rates, volatility and spreads, while loan characteristic inputs include information such as mark-to-market loan-to-value ratio and delinquency status. The loan characteristic inputs are key factors that affect the predicted rate of default for loans evaluated for impairment through our internal cash flow models. We evaluate the reasonableness of our models by comparing the results with actual performance and our assessment of current market conditions. In addition, we review our models at least annually for reasonableness and predictiveness in accordance with our corporate model review policy. Accordingly, we believe the projected cash flows generated by our models that we use to assess impairment appropriately reflect the expected future performance of the loans.

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Loans Purchased or Eligible to be Purchased from MBS Trusts
For MBS trusts that include a Fannie Mae guaranty, we have the option to purchase loans from the MBS trust after four or more consecutive monthly payments due under the loan are delinquent in whole or in part. Our acquisition cost for these loans is the unpaid principal balance of the loan plus accrued interest. Fannie Mae, as guarantor, may also purchase mortgage loans when other predefined contingencies have been met, such as when there is a material breach of a representation and warranty.

1a
When, for a loan that will be classified as held for investment, there is evidence of credit deterioration subsequent to the loan’s origination and it is probable, at acquisition, that we will be unable to collect all contractually required payments receivable, ignoring insignificant delays in contractual payments, we record the loan at the lower of the acquisition price or fair value. These loans are within the scope of SOP 03-3. Each acquired loan that does not meet these criteria is recorded at the loan’s acquisition price.
For MBS trusts where we are considered the transferor, when the contingency on our options to purchase loans from the trust has been met and we regain effective control over the transferred loan, we recognize the loan on our consolidated balance sheets at fair value and record a corresponding liability to the MBS trust.
Our estimate of the fair value of delinquent loans purchased from MBS trusts is based upon an assessment of what a market participant would pay for the loan at the date of acquisition. Prior to July 2007, we estimated the initial fair value of these loans using internal prepayment, interest rate and credit risk models that incorporated management’s best estimate of certain key assumptions, such as default rates, loss severity and prepayment speeds.
Beginning in July 2007, the mortgage markets experienced a number of significant events, including a dramatic widening of credit spreads for mortgage securities backed by higher risk loans, a large number of credit downgrades of higher risk mortgage-related securities, and a severe reduction in market liquidity for certain mortgage-related transactions. As a result of this extreme disruption in the mortgage markets, we concluded that our model-based estimates of fair value for delinquent loans were no longer aligned with the market prices for these loans. Therefore, we began obtaining indicative market prices from large, experienced dealers and used an average of these market prices to estimate the initial fair value of delinquent loans purchased from MBS trusts.
We consider loans within the scope of SOP 03-3 as individually impaired at acquisition. However, in accordance with SOP 03-3, no valuation allowance is established or carried over at acquisition. We record the excess of the loan’s acquisition price over its fair value as a charge-off against our “Reserve for guaranty losses” at acquisition. Any subsequent decreases in estimated future cash flows to be collected are recognized as impairment losses through the allowance for loan losses.

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We place loans that we acquire from MBS trusts that are within the scope of SOP 03-3 on nonaccrual status at acquisition. If such a loan subsequently becomes less than three months past due, or we subsequently modify the loan and determine through a financial analysis that the borrower is able to make the modified payments, we return the loan to accrual status. We determine the initial accrual status of acquired loans that are not within the scope of SOP 03-3 in accordance with our nonaccrual policy. Accordingly, loans purchased under other contingent call options are placed on accrual status at acquisition if they are current or if there has been only an insignificant delay in payment, and there are no other facts and circumstances that would lead us to conclude that the collection of principal and interest is not probable.
When the loan is returned to accrual status, the portion of the expected cash flows, excluding prepayment estimates, that exceeds the recorded investment in the loan is accreted into interest income over the contractual life of the loan. We prospectively recognize increases in future cash flows expected to be collected as interest income over the remaining contractual life of the loan through a yield adjustment.
3. Mortgage Loans
Loans Acquired in a Transfer
If a loan underlying a Fannie Mae MBS is in default, we have the option to purchase the loan from the MBS trust, at the unpaid principal balance of that mortgage loan plus accrued interest, after four or more consecutive monthly payments due under the loan are delinquent in whole or in part. We purchased delinquent loans from MBS trusts with an unpaid principal balance plus accrued interest of $[ ] billion, $4.7 billion and $8.0 billion for the years ended December 31, 2007, 2006 and 2005, respectively. Under long-term standby commitments, we purchase loans from lenders when the loans subject to these commitments meet certain delinquency criteria. We also acquire loans upon consolidating MBS trusts when the underlying collateral of these trusts includes loans.
We account for such loans acquired on or after January 1, 2005 in accordance with SOP 03-3 if, at acquisition, (i) there has been evidence of deterioration in the loan’s credit quality subsequent to origination; and (ii) it is probable that we will be unable to collect all cash flows, in accordance with the terms of the contractual agreement, from the borrower, ignoring insignificant delays. As of December 31, 2007 and 2006, the outstanding balance of these loans was $[ ] billion and $6.0 billion, respectively, while the carrying amount of these loans was $[ ] billion and $5.7 billion, respectively.
The following table provides details on acquired loans accounted for in accordance with SOP 03-3 at their respective acquisition dates for the years ended December 31, 2007, 2006 and 2005.

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	For the Year Ended
	December 31,
	2007	2006	2005
	(Dollars in millions)
Contractually required principal and interest payments at acquisition(1)	$	$5,312	$8,527
Nonaccretable difference		235	328

Cash flows expected to be collected at acquisition(1)		5,077	8,199
Accretable yield		887	1,242

Initial investment in acquired loans at acquisition	$	$4,190	$6,957

(1)	Contractually required principal and interest payments at acquisition and cash flows expected to be collected at acquisition are adjusted for the estimated timing and amount of prepayments.
We estimate the cash flows expected to be collected at acquisition using internal prepayment, interest rate and credit risk models that incorporate management’s best estimate of certain key assumptions, such as default rates, loss severity and prepayment speeds. The following table provides activity for the accretable yield of these loans for the years ended December 31, 2007, 2006 and 2005.

	For the Year Ended
	December 31,
	2007	2006	2005
	(Dollars in millions)
Beginning balance as of January 1	$	$1,112	$—
Additions		887	1,242
Accretion		(235)	(82)
Reductions(1)		(770)	(297)
Change in estimated cash flows(2)		626	334
Reclassifications to nonaccretable difference(3)		(109)	(85)

Ending balance as of December 31	$	$1,511	$1,112

(1)	Reductions are the result of liquidations and loan modifications due to troubled debt restructurings.

(2)	Represents changes in expected cash flows due to changes in prepayment assumptions for SOP 03-3 loans.

(3)	Represents changes in expected cash flows due to changes in credit quality or credit assumptions for SOP 03-3 loans.